Exhibit 4.1

TSR, INC. AND SUBSIDIARIES

Description of Registered Securities

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

TSR, Inc. (“we,” “us,” “our,” or the “Company”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: common stock, par value $0.01 per share. The following description of our common stock is a summary and is qualified in its entirety by reference to our certificate of incorporation, as amended (“Certificate”), and our amended and restated bylaws, as amended (“Bylaws,” collectively with the Certificate, “Charter Documents”), which are incorporated by reference as exhibits to the Annual Report on Form 10-K of which this exhibit is a part. We encourage you to read our Certificate of Incorporation, our Bylaws and the applicable provisions of Delaware General Corporation Law, Title 8, Chapter 1 of the Delaware Code (“DGCL”), for additional information.

Defined terms used herein and not defined herein shall have the meaning ascribed to such terms in the Company’s Annual Report on Form 10-K.

Description of Common Stock

Authorized Capital Shares

Our authorized capital shares consist of 13,000,000 shares, with 12,500,000 authorized shares of common stock, par value $0.01 per share (“Common Stock”), and 500,000 authorized shares of preferred stock, par value $1.00 per share. The outstanding shares of our Common Stock are fully paid and nonassessable.

Voting Rights

Holders of Common Stock are entitled to one vote per share on all matters voted on by the stockholders, including the election of directors. Our Common Stock does not have cumulative voting rights.

Dividend Rights

Subject to the rights of holders of outstanding shares of preferred stock, if any, the holders of Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the Board of Directors in its discretion out of funds legally available for the payment of dividends.

Liquidation Rights

Subject to any preferential rights of outstanding shares of preferred stock, if any, holders of Common Stock will share ratably in all assets legally available for distribution to our stockholders in the event of the Company’s dissolution, liquidation or winding-up.

Other Rights and Preferences

Our Common Stock has no sinking fund or redemption provisions or preemptive, conversion or exchange rights.

Listing

The Common Stock is listed on the NASDAQ Capital Market under the trading symbol TSRI.

Anti-Takeover Provisions

The Charter Documents and the DGCL contain certain provisions that may discourage an unsolicited takeover of the Company or make an unsolicited takeover of the Company more difficult. The following are some of the more significant anti-takeover provisions that are applicable to the Company:

Business Combinations with Interested Stockholders

Delaware Anti-Takeover Law

In general, Section 203 of the DGCL prohibits a Delaware corporation with a class of voting stock listed on a national securities exchange or held of record by 2,000 or more stockholders from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

●	Before the stockholder became an interested stockholder, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

●	Upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

●	At or after the time the stockholder became an interested stockholder, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

The DGCL permits a corporation to opt out of, or choose not to be governed by, its anti-takeover statute by expressly stating so in its original certificate of incorporation (or subsequent amendment to its certificate of incorporation or bylaws approved by its stockholders). The Certificate does not contain a provision expressly opting out of the application of Section 203 of the DGCL; therefore, the Company is subject to the anti-takeover statute.

Special Meetings of Stockholders; No Stockholder Action by Written Consent; and Advance Notice of Stockholder Business Proposals and Nominations

The Bylaws provide that special meetings of the Company’s stockholders may only be called by the president of the Company, a majority of the board of directors or stockholders owning at least forty percent (40%) in amount of the entire outstanding voting stock of the Company. The Certificate provides that action may only be taken by stockholders at an annual or special meeting and may not be taken by written consent. The Bylaws provide an advance written notice procedure with respect to stockholder proposals of business and stockholder nominations of candidates for election as directors. Stockholders at an annual meeting are able to consider only the proposals and nominations specified in the notice of meeting or otherwise brought before the meeting by or at the direction of the board of directors or by a stockholder that has delivered timely written notice in proper form to the Company of the business to be brought before the meeting.

Classified Board of Directors

The Certificate provides that the Company’s board of directors is divided into three classes of directors serving staggered three-year terms. The classification of directors may make it more difficult for stockholders to change the composition of the board of directors in a short period of time. The Certificate also provide that any amendment of the second paragraph of Article Fifth, which provides for the classified board of directors, requires the affirmative vote of two-thirds of the outstanding voting stock.

Authority of the Board of Directors

Under the Certificate, the Company’s board of directors has the authority to establish one or more series of preferred stock and to fix the powers, preferences, rights and limitations of such series, without seeking stockholder approval. In addition, under the Bylaws, the Company’s board of directors has the right to determine the number of directors on the Company’s board of directors. Under the Certificate, the Board has the right to fill vacancies on the board of directors (including a vacancy created by an increase in the size of the board of directors) and has the authority to make, amend and repeal the Bylaws.

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